

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Kiattipong Arttachariya
Chief Financial Officer
Zapp Electric Vehicles Group Ltd
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

> **Re: Zapp Electric Vehicles Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed on February 6, 2023**
> **File No. 333-268857**

Dear Kiattipong Arttachariya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 100

1. We note your statement on pages 102 and 109 indicating that "the maximum amount Zapp will raise from the issuance of the Zapp Convertible Loan Notes will not exceed $20,000,000." Please reconcile the disclosure with your statement on pages 6, 7,23 and 99 indicating that "Zapp shareholders will receive (i) an aggregate of 50,000,000 Pubco Ordinary Shares pursuant to the Company Exchange plus (ii) a number of Pubco Ordinary

Shares equal to the amount of any convertible financing received by Zapp in excess of $20,000,000 in the aggregate and actually converted to ordinary shares of Zapp in advance of the closing of the business Combination divided by the effective conversion price."

The Background of the Business Combination, page 118

2.   We note your response to our prior comment 5. Please expand to describe how the valuation model resulted in the $400 million figure you mention on page 127. Include the data underlying the analysis you conducted. Please also describe how CIIG determined that each of the operating and business fundamentals listed imply premiums of $104 million to Zapp's enterprise valuation. Include quantitative disclosure wherever possible.

General

3.   We note your response to our prior comment 8. Please revise throughout your prospectus to disclose the total dollar amount that the Sponsor stands to gain from the Anchor Investor Agreements, including the dollar amount the Sponsor has at risk with regard to the Anchor Investor Agreements that depends on the closing of the Business Combination.

        You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rachel Wong